[SRZ LETTERHEAD]




                                                 December 16, 2009



VIA EDGAR
----------

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505

             Re:   ACAP Strategic Fund (f/k/a ACAP Global Fund)
                   Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (811-22312, 333-160653)


Ladies and Gentlemen:

          On behalf of ACAP Strategic Fund (f/k/a ACAP Global Fund) (the "Fund"), we are hereby filing Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended, and pursuant to the Investment Company Act of 1940, as amended (the "Amendment"). We note that the applicable filing fee covering the preliminary registration of shares of beneficial interest of the Fund was separately transmitted in connection with the Fund's Registration Statement on Form N-2 (File No. 333-160653), filed on July 17, 2009 (the "Registration Statement").

          The Amendment does not include certain agreements, financial statements and other documents that are required by Form N-2 to be contained in the Registration Statement. These materials will be included in another pre-effective amendment to the Registration Statement that the Fund intends to file in the near future.

          Please call me at 212-756-2131 with any comments on the Amendment or if you have any questions regarding this filing. Thank you for your assistance regarding this matter.

                                                     Very truly yours,


                                                     /s/ George M. Silfen
                                                     ---------------------
                                                     George M. Silfen